UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-22754

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Urban Outfitters, Inc. 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Urban Outfitters, Inc.

5000 South Broad Street

Philadelphia, PA 19112-1495

URBAN OUTFITTERS, INC.

401(k) SAVINGS PLAN

DECEMBER 31, 2011 AND 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Urban Outfitters, Inc. 401(k) Savings Plan

Philadelphia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Urban Outfitters, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ BDO USA, LLP
BDO USA, LLP
Philadelphia, Pennsylvania
June 20, 2012

URBAN OUTFITTERS, INC.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	DECEMBER 31,
	2011	2010

Assets:
Investments, at fair value (Notes 3 and 4):
Urban Outfitters, Inc. common stock fund	$12,438,392	$16,621,372
Mutual funds	32,676,723	29,744,346
Common/ Collective trust	8,581,978	7,270,372

	53,697,093	53,636,090

Receivables:
Employer contributions	2,546	—
Participant contributions	242,541	—
Notes receivable from participants	971,418	849,201

	1,216,505	849,201

Total Assets	54,913,598	54,485,291

Liabilities:
Refundable contributions	1,165,665	750,709

Total Liabilities	1,165,665	750,709

Net Assets Available for Benefits	$53,747,933	$53,734,582

The accompanying notes are an integral part of these financial statements.

URBAN OUTFITTERS, INC.

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

Year Ended December 31, 2011

(Deductions from) Additions to Net Assets

Investment (loss) income:
Net depreciation in fair value of investments (Note 5)	$(5,310,649)
Interest and dividends	790,549

Total net investment loss	(4,520,100)

Interest income on notes receivable from participants	45,517

Contributions:
Participants	5,890,880
Employer	1,264,606
Rollovers from other plans (Note 1)	1,091,918

Total contributions	8,247,404

Benefits paid to participants	(3,674,791)

Administrative expenses	(84,679)

Increase in Net Assets	13,351

Net Assets Available for Benefits
Beginning of year	53,734,582

End of year	$53,747,933

The accompanying notes are an integral part of these financial statements.

URBAN OUTFITTERS, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

1.	Description of Plan

The following description of the Urban Outfitters, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution 401(k) plan covering substantially all employees of Urban Outfitters, Inc. (the “Company”) that have attained age 18. Effective March 1, 2010, the Plan has revised its requirements to allow eligible employees to participate in the Plan effective immediately upon completing six months of service. Prior to March 1, 2010, employees who were eligible to become participants in the Plan could do so after six months of service, but could only enter the Plan with the onset of the first fiscal quarter following the achievement of six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”).

Contributions—Subject to certain limitations as outlined in the Plan, participants may elect to contribute from 1% to 25% of their eligible compensation, as defined, to the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company may make matching contributions (allocated based on participant contributions for the year) and additional discretionary contributions (allocated based on participant compensation) to the Plan. To be eligible for employer contributions, a participant must have completed one year of continuous service. For each of the years ended December 31, 2011 and 2010, the Company made matching contributions equal to 25% of the first 6% of an employee’s compensation deferred under the Plan. No additional discretionary contributions were made.

Rollovers—Rollovers represent transfers of account balances of certain participant contributions into certain investments of the Plan from other qualified plans or individual retirement accounts.

Participant Accounts—Each participant’s account is credited with the participant’s elective and rollover contributions, an allocation of plan investment earnings and the Company’s contribution, and charged with withdrawals and distributions and a share of plan investment losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may change their investment options at any time.

Vesting—Participants are immediately vested in their contributions plus or minus actual earnings or losses thereon. Vesting in the Company’s contributions is graded over five years of credited service. Participants become 100% vested if separated from service due to retirement, death or disability.

Forfeitures—Forfeited non-vested company contributions are used first to pay the administrative expenses of the Plan and then to reduce the Company’s contributions for such plan year. Forfeitures of approximately $268,000 and $227,000 were used to pay both administrative expenses and reduce employer contributions of the Plan for the years ended December 31, 2011 and 2010, respectively. Net assets available for benefits included forfeited balances of approximately $23,000 at December 31, 2011 and $40,000 at December 31, 2010.

Notes Receivable from Participants—Participants may borrow from their vested accounts, a minimum of $500 and up to a maximum equal to the lesser of $50,000 or 50% of the value of the participant’s vested interest in their account. Loan terms range from one to five years, or up to fifteen years for the purchase of a residence. The loans are collateralized by the balance in the participant’s account and bear interest at the prime rate plus a fixed rate of 1% upon loan origination. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits—A participant who separates from service before retirement, death or disability may request early payment of their vested benefits. Benefits are paid as soon as administratively feasible following the date on which a distribution is requested.

Separated participants may request an in-kind distribution of the portion of their vested account invested in Urban Outfitters, Inc. common stock.

Participants, upon attainment of age 59 1/2, may elect to receive in-service distributions. Financial hardship withdrawals are also permitted pending submission of verification to the plan administrator warranting the financial hardship.

Funding Policy—The Company remits employee deferral and company matching contributions to the Plan on a bi-weekly basis.

URBAN OUTFITTERS, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

DECEMBER 31, 2011 AND 2010

2.	Summary of Significant Accounting Policies

Basis of Accounting—The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America except for benefit payments which are recorded when paid.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. These estimates and assumptions also affect the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contributions—Participant contributions are recorded when the Company makes payroll deductions from eligible Plan participants. Employer contributions are accrued in the period in which they become obligations of the Company.

Recently Issued Accounting Pronouncements—In January 2010, the FASB issued additional guidance related to fair value measurements and the related disclosure requirement. The guidance requires plans to disclose investments that transfer in and out of Levels 1 and 2 and the reasons for those transfers. Additionally, in the reconciliation of changes in the fair value of investments using significant unobservable inputs (Level 3), plans should present separately, information about purchases, sales, issuances and settlements. The reconciliation for Level 3 investments is effective for the year ended December 31, 2011. The adoption of the provisions of this accounting standards update during the years ended December 31, 2010 and 2011 did not have a material impact to the Plan’s financial statements.

In May 2011, the FASB issued an additional update that amended fair value measurements and disclosures. This amendment provides that the inputs and measures used to value assets that fall within Level 3 of the valuation hierarchy be quantitatively presented along with enhanced descriptions of valuation techniques utilized for these assets. Application is required prospectively for interim and annual periods beginning after December 15, 2011. The adoption of this guidance is not expected to have a material impact to the Plan’s financial statements.

Valuation of Investments—The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are stated at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The fair value per unit of investments in the common/collective trust is determined by the fund’s trustee based on the fair value of the underlying securities within the fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Depreciation in Fair Value of Investments—The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net depreciation in the fair value of its investments, which consists of the net realized gains or losses and the unrealized appreciation or depreciation on these investments.

Administrative Expenses—The Company provides participant data services to the Plan at no charge. The Plan generally pays all administrative expenses which consist of plan administration, management and consulting fees.

Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid, interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

URBAN OUTFITTERS, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

DECEMBER 31, 2011 AND 2010

3.	Investments

Individual investments held by the Plan that exceed five percent of the Plan’s net assets available for benefits at December 31, 2011 and 2010, respectively, are noted below:

	2011	2010
Urban Outfitters, Inc. common stock fund	$12,438,392	$16,621,372
American Funds EuroPacific Growth Fund	3,126,424	3,358,537
Capital Preservation Account	8,581,978	7,270,372
Janus Forty Fund	3,346,670	3,584,984

4.	Fair Value Measurements

Accounting Standards Codification (“ASC”) Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier hierarchy that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels defined in ASC Topic 820 are as follows:

•	Level 1—observable inputs based upon quoted market prices for identical assets or liabilities within active markets.

•

Level 2—observable inputs other than Level 1 that are based upon quoted market prices for similar assets or liabilities, based upon quoted prices within inactive markets, or inputs other than quoted market prices that are observable through market data for substantially the full term of the asset or liability.

•

Level 3—inputs that are unobservable for the particular asset or liability due to little or no market activity and are significant to the fair value of the asset or liability. These inputs reflect assumptions that market participants would use when valuing the particular asset or liability.

ASC Topic 820 requires the Plan to describe the methodologies used to measure the fair value of assets and liabilities. These methodologies were consistently applied to all assets and liabilities carried by the Plan as of December 31, 2011 and 2010. The Plan has described below, the methodology used to measure each major category of investment assets.

•

Urban Outfitters, Inc. common stock fund is an employer stock unitized fund. The fund consists of both Urban Outfitters, Inc. common stock and a short-term cash component that provides liquidity for daily trading. Urban Outfitters, Inc. common stock is valued at the quoted market price from a national securities exchange and the short term cash investments are valued at cost, which approximates fair value. The Urban Outfitters, Inc. common stock fund is classified within Level 1 of the valuation hierarchy.

•

Mutual funds are valued at the total market value of the underlying assets based on published market prices as of the close of the last day of the plan year. These values represent the net asset values of the shares held by the Plan and are classified within Level 1 of the valuation hierarchy.

•

The Capital Preservation Account (Common/Collective Trust) is a commingled stable value fund that primarily invests in long-term bonds and notes such as corporate bonds and other fixed income securities such as U.S. Treasury bonds, government agency securities, commercial paper/money market securities, and to a lesser extent, various asset-backed securities. The net asset value of the Capital Preservation Account is provided by the trustee and is determined by the fair values of the underlying assets within the portfolio. The underlying assets of the portfolio are predominantly valued using directly or indirectly observable inputs. Therefore, the Capital Preservation Account is classified within level 2 of the valuation hierarchy.

URBAN OUTFITTERS, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

DECEMBER 31, 2011 AND 2010

4.	Fair Value Measurements – (continued)

The following table presents the fair value of investment assets as of December 31, 2011 and 2010 by type of asset and by the valuation hierarchy described above. The Plan has no assets that are classified as Level 3 as of December 31, 2011 and 2010.

	Fair Value Measurements at December 31, 2011
Description	(Level 1)	(Level 2)	Total as of December 31, 2011
Urban Outfitters, Inc. common stock fund
Common stock	$12,069,025	$—	12,069,025
Short-term cash	369,367	—	369,367
Mutual funds
Small cap funds	3,244,380	—	3,244,380
Mid cap funds	1,243,204	—	1,243,204
Large cap funds	14,129,254	—	14,129,254
International funds	4,294,182	—	4,294,182
Various other funds	9,765,703	—	9,765,702
Common/Collective trust	—	8,581,978	8,581,978

Total investments at fair value	$45,115,115	$8,581,978	$53,697,093

	Fair Value Measurements at December 31, 2010
Description	(Level 1)	(Level 2)	Total as of December 31, 2010
Urban Outfitters, Inc. common stock fund
Common stock	$15,747,843	$—	$15,747,843
Short-term cash	873,529	—	873,529
Mutual funds
Small cap funds	2,744,157	—	2,744,157
Mid cap funds	1,050,545	—	1,050,545
Large cap funds	13,624,344	—	13,624,344
International funds	4,479,185	—	4,479,185
Various other funds	7,846,115	—	7,846,115
Common/Collective trust	—	7,270,372	7,270,372

Total investments at fair value	$46,365,718	$7,270,372	$53,636,090

5.	Net Depreciation in Fair Value of Investments

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

2011
Urban Outfitters, Inc. common stock fund	$(3,492,126)
Mutual funds	(2,015,206)
Common/Collective trust	196,683

$(5,310,649)

URBAN OUTFITTERS, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

DECEMBER 31, 2011 AND 2010

6.	Refundable Contributions

In order to satisfy the relevant non-discrimination provisions of the Plan, the Company refunds any excess deferral contributions and related net gains or losses of certain active participants. Refundable contributions at December 31, 2011 and 2010 were $1,165,665 and $750,709, respectively. Refunds were issued to participants in the month of March subsequent to each plan year. Contributions received from participants have been reduced by the refundable contributions at December 31, 2011.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

8.	Related Party Transactions

Certain plan investments are shares of the Company’s common stock. These transactions qualify as party-in-interest transactions. The investments with Urban Outfitters Inc. were $12,438,392 and $16,621,372 at December 31, 2011 and 2010, respectively.

Certain Plan investments are shares of a common/collective trust (Capital Preservation Account) managed by Babson Capital Management LLC, which is a wholly-owned subsidiary of MassMutual Holding LLC, a controlled subsidiary of MassMutual. At December 31, 2011 and 2010, the Plan held $8,581,978 and $7,270,372, respectively, of the Capital Preservation Account. MassMutual is the custodian of the Plan’s investments.

Notes receivable from participants represent a portion of the Plan’s receivables. These transactions also qualify as party-in-interest transactions. Notes receivable from participants to the Plan were $971,418 and $849,201 as of December 31, 2011 and 2010, respectively.

9.	Tax Status

The Plan’s most recent determination letter from the Internal Revenue Service (“IRS”), dated February 14, 2012, states that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan was amended prior to receiving the determination letter, however, the Company believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Prior to the letter dated February 14, 2012, the Plan had received a letter dated November 15, 2004 from the IRS stating that the Plan and related trust were designed in accordance with the applicable sections of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal, state and/or local taxing authorities. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine examinations by taxing jurisdictions; however, there are currently no audits for any tax periods currently in progress. The Plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2008.

10.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

URBAN OUTFITTERS, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

DECEMBER 31, 2011 AND 2010

11.	Subsequent Events

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2011, through the filing date of this Form 11-K, and identified no subsequent events other than those noted below;

Effective January 1, 2012, the Plan has revised its requirements to allow eligible employees to participate in the Plan effective immediately upon completing ninety days of service.

URBAN OUTFITTERS, INC.

401(k) SAVINGS PLAN

EIN: 23-2003332

PLAN -002

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

(a)	(b)	(c)	(d)
	IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE	CURRENT VALUE
*	Urban Outfitters, Inc.	Common Stock Fund	$12,438,392
*	Capital Preservation Account	Common/Collective Trust	8,581,978
	American Century Heritage Fund	Mutual Fund	631,943
	American Funds Capital World Growth & Income Fund	Mutual Fund	1,167,758
	American Funds EuroPacific Growth Fund	Mutual Fund	3,126,424
	Columbian Contrarian Core Fund	Mutual Fund	1,657,498
	Fidelity Advisor Small Cap Fund	Mutual Fund	1,999,404
	Fidelity Government Income Fund	Mutual Fund	2,255,364
	Invesco Small Companies Fund	Mutual Fund	521,273
	Janus Forty Fund	Mutual Fund	3,346,670
	Janus Fund	Mutual Fund	2,539,239
	Main Stay Large Cap Growth Fund	Mutual Fund	2,362,218
	Perkins Mid Cap Value Fund	Mutual Fund	237,281
	PIMCO GNMA Fund	Mutual Fund	1,650,894
	Select Fundamental Value Fund (Wellington)	Mutual Fund	1,838,633
	Select Indexed Equity Fund (Northern Trust)	Mutual Fund	2,384,998
	Select Mid Cap Growth Equity II Fund (T. Rowe Price)	Mutual Fund	373,980
	T. Rowe Retirement 2010 Fund	Mutual Fund	216,145
	T. Rowe Retirement 2020 Fund	Mutual Fund	507,479
	T. Rowe Retirement 2030 Fund	Mutual Fund	1,170,287
	T. Rowe Retirement 2040 Fund	Mutual Fund	2,258,937
	T. Rowe Retirement 2050 Fund	Mutual Fund	1,318,831
	T. Rowe Retirement Income Fund	Mutual Fund	39,404
	Total Return Fund (PIMCO)	Mutual Fund	348,360
	Van Kampen Small Cap Value Fund	Mutual Fund	723,703

			53,697,093

*	Notes Receivable from Participants	Prime +1% with interest rates ranging from 4.25% to 9.25%; various maturities through October 2026	971,418

			$54,668,511

*	Party-in-interest as defined by ERISA
**	Cost information is not required for participant directed investments and therefore, is not included

See accompanying independent auditor’s report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person(s) who administer(s) the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Urban Outfitters, Inc. 401(k) Savings Plan

Date: June 20, 2012	By:	/S/ FRANCIS CONFORTI
Francis Conforti
Plan Administrator

Exhibit Index

Exhibit Number	Description

23.1*	Consent of BDO USA, LLP

*	Filed herewith